Exhibit 99.1

Aurinia Closes At-The-Market Facility

VICTORIA, British Columbia--(BUSINESS WIRE)--February 27, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (the “Company”) today announced that, further to its Open Market Sale Agreement with Jefferies LLC previously disclosed on November 30, 2018, in relation to at-the-market (“ATM”) offerings of common shares in the capital of the Company, the Company has completed the sale of 4,608,409 common shares at a weighted average price of US$6.55 for aggregate gross proceeds of approximately US$30 million. No further sales will be conducted pursuant to the ATM.

About Aurinia

Aurinia Pharmaceuticals Inc. is a clinical late-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations impacted by serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the potential treatment of lupus nephritis (LN), focal segmental glomerulosclerosis (FSGS), and dry eye syndrome (DES). The company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

CONTACT:
Investors:
Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com

or

Media:
Christopher Hippolyte
212-364-0458
Christopher.Hippolyte@inventivhealth.com